Exhibit 3.1

ANNALY CAPITAL MANAGEMENT, INC.

ARTICLES SUPPLEMENTARY

Annaly Capital Management, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by duly adopted resolutions, reclassified and designated:

(a)18,400,000 authorized but unissued shares (the “Unissued Series D Preferred Stock”) of the Corporation’s 7.50% Series D Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), as shares of undesignated common stock, par value $0.01 per share (the “Common Stock”), of the Corporation;

(b)2,550,000 authorized but unissued shares (the “Unissued Series G Preferred Stock”) of the Corporation’s 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series G Preferred Stock”), as shares of undesignated Common Stock; and

(c)700,000 authorized but unissued shares (the “Unissued Series I Preferred Stock” and, together with the Unissued Series D Preferred Stock and Unissued Series G Preferred Stock, the “Reclassified Preferred Stock”) of the Corporation’s 6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series I Preferred Stock”), as shares of undesignated Common Stock.

SECOND: The Common Stock classified as set forth above shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of shares of Common Stock as set forth in the Charter.

THIRD: The foregoing shares of Reclassified Preferred Stock have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law. The total number of authorized shares of capital stock of the Corporation will not change as a result of these Articles Supplementary.

FIFTH: These Articles Supplementary shall become effective at 5:30 p.m., Eastern Time, on January 4, 2021 (the “Effective Time”).

SIXTH: At the Effective Time, the total number of shares of capital stock which the Corporation has authority to issue is 3,000,000,000, consisting of 2,936,500,000 shares of Common Stock, 28,800,000 shares of 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share, 17,000,000 shares of Series G Preferred Stock and 17,700,000 shares of Series I Preferred Stock. The aggregate par value of all shares of stock having par value is $30,000,000.

SEVENTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its Chief Executive Officer and Chief Investment Officer and attested to by its Chief Corporate Officer, Chief Legal Officer and Secretary on this 4th day of January, 2021.

ATTEST:	ANNALY CAPITAL MANAGEMENT, INC.

By: /s/ Anthony C. Green Name: Anthony C. Green Title: Chief Corporate Officer, Chief Legal Officer and Secretary	By: /s/ David L. Finkelstein Name: David L. Finkelstein Title: Chief Executive Officer and Chief Investment Officer